UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                                (Amendment No.1)


                            VendingData Corporation
                            -----------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)


                                  92261Q 20 2
                                  -----------
                                 (CUSIP Number)


                               December 31, 2004
                               -----------------
            (Date of Event Which Requires Filing of This Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP 92261Q 20 2                  SCHEDULE 13G                 Page 2 of 5


1   Name of Reporting Person               BRICOLEUR CAPITAL MANAGEMENT LLC

    IRS Identification No. of Above Person                         13-40036

2   Check the Appropriate Box if a member of a Group                (a) [ ]

                                                                    (b) [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization            Delaware, United States

  NUMBER OF    5    Sole Voting Power                                     0
   SHARES
BENEFICIALLY   6    Shared Voting Power                             328,600
  OWNED BY
    EACH       7    Sole Dispositive Power                                0
 REPORTING
PERSON WITH    8    Shared Dispositive Power                        328,600

9   Aggregate Amount Beneficially Owned by Each Reporting           328,600
    Person

10  Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares                                                      [ ]

11  Percent of Class Represented by Amount in Row 9                    1.9%

12  Type of Reporting Person                                             IA


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CUSIP 92261Q 20 2                  SCHEDULE 13G                 Page 3 of 5


Item 1(a).  Name of Issuer:

            VendingData Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            6830 Spencer Street
            Las Vegas, NV 89119

Item 2(a).  Name of Person Filing:

            Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            12230 El Camino Real, Suite 100
            San Diego, CA  92130

Item 2(c).  Citizenship:

            Delaware, United States

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value

Item 2(e).  CUSIP Number:

            92261Q 20 2

Item 3.     Type of Reporting Person:

            If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

            (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under section 8 of the Investment Company Act.

            (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

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CUSIP 92261Q 20 2                  SCHEDULE 13G                 Page 4 of 5


            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

            (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. The securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G are as of December 31, 2004.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP 92261Q 20 2                  SCHEDULE 13G                 Page 5 of 5



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 BRICOLEUR CAPITAL MANAGEMENT LLC



                                 By: /s/ Robert M. Poole
                                 ----------------------------
                                 Robert M. Poole
                                 Management Committee Member



DATED: February 11, 2005